SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of April 2008

List of Exhibits:

1.	News Release entitled, “CNH Reports Record First Quarter Revenues and Income; Revenues Reach $4.4 Billion, up 26%, Net Income of $112 million, up 18%, Driven by Strong Growth in Agricultural Markets Worldwide”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Rubin J. McDougal
Rubin J. McDougal
Chief Financial Officer

April 24, 2008

FOR IMMEDIATE RELEASE

For more information contact:

Thomas Witom	News and Information	(630) 887-2345
Albert Trefts, Jr.	Investor Relations	(630) 887-2385

CNH Reports Record First Quarter Revenues and Income; Revenues

Reach $4.4 Billion, up 26%, Net Income of $112 million, up 18%,

Driven by Strong Growth in Agricultural Markets Worldwide.

•	Full year 2008 financial outlook confirmed, with expected range of diluted EPS before restructuring, net of tax, of $3.30 to $3.60

•	Gross profit for Equipment Operations of $700 million

•	Gross margin for Equipment Operations was 17.1% and was negatively impacted by industrial inefficiencies due to high level of activity

•	First quarter diluted EPS was $0.47 up from $0.40 in 2007

•	CNH Equipment Operations continues net debt free at quarter-end

BURR RIDGE, Illinois (April 24, 2008) – CNH Global N.V. (NYSE:CNH) today reported first quarter 2008 net income of $112 million, up compared to net income of $95 million in the prior year. Results include restructuring charges, net of tax, of $13 million in the first quarter of 2008, compared with $10 million in 2007. Net income excluding restructuring charges, net of tax, was $125 million, up 19 percent compared to $105 million in the prior year. First quarter diluted earnings per share were $0.47, compared with $0.40 per share in 2007. Before restructuring, net of tax, first quarter diluted earnings were $0.53 per share, compared with $0.44 per share in the prior year.

“Our first quarter net income represents the ninth consecutive quarter of year-over-year improvement, which is very encouraging,” said Harold Boyanovsky, CNH President and Chief Executive Officer. “The industrial issues which negatively impacted margins in the fourth quarter of 2007 continued into the first quarter of this year, as strong demand for our agricultural products pressured both our manufacturing operations and our supplier ranks. Corrective actions which are already underway will improve results as we progress through the year, leading us to reaffirm our full year 2008 financial outlook of an expected range of diluted EPS before restructuring, net of tax of $3.30 to $3.60.”

Highlights for the quarter include:

•

Worldwide agricultural industry retail unit sales of tractors were up approximately 1%, while combines grew 40%. Industry unit sales were up in every region of the world, except for under-100 horsepower tractors in North America. CNH’s global reach allowed the company to fully participate in every region, with CNH’s worldwide retail unit sales of both tractors and combines up more than the industry.

•

Worldwide heavy and light construction equipment industry retail unit volumes were up approximately 5%, and were up in every region of the world except North America, with CNH’s worldwide retail unit sales of total heavy and light equipment up in line with the market.

•	Pricing was positive in every region except for construction equipment in North America, but did not offset higher input costs.

•	Research and development spending increased 18% compared with 2007, reflecting continued increases in investments for product innovation, quality and industrial efficiencies.

•

Conditions in the Brazilian agricultural and construction equipment markets have continued to improve with total tractor and combine industry unit sales up 54% compared with the first quarter of 2007, driven primarily by higher sugar, soybean and corn prices.

•

CNH continues to extend its reach in developing markets, increasing its presence in its various customer service centers and broadening the product offering. Further, in the second quarter, products produced in our Chinese joint venture will be available for sale in other developing markets.

•	At the Annual General Meeting in March, CNH shareholders approved a doubling of the annual dividend to $0.50 per share, which was paid on April 15, 2008.

EQUIPMENT OPERATIONS – First Quarter Financial Results

Net sales of equipment, comprising the company’s agricultural and construction equipment businesses were $4.10 billion for 2008, compared to $3.24 billion for the same period in 2007. Net sales increased 27% including 8% related to currency.

Agricultural Equipment Net Sales

•	Agricultural equipment net sales increased to $2.93 billion, up 38% (including 8% related to currency), compared with the prior year.

•

Net sales were up 102% in Latin America (including 15% related to currency), up 37% in Western Europe (including 12% related to currency) , up 23% in North America (including 3% related to currency), and up 39% in Rest-of-World markets (including 6% related to currency).

Construction Equipment Net Sales

•	Construction equipment net sales increased to $1.17 billion, up from $1.12 billion in 2007, (including an increase of 10% related to currency).

•

Net sales were up 58% in Latin America (including 14% related to currency), up 22% in Western Europe (including 12% related to currency), down 41% in North America (including an increase of 2% related to currency) and up 53% in Rest-of-World markets (including 12% related to currency).

Gross Profit

Equipment Operations gross profit (defined as net sales of equipment less cost of goods sold) for agricultural and construction equipment increased by 16%, or $99 million, to $700 million, compared to the first quarter of 2007.

Equipment Operations gross profit increased primarily through higher volume, favorable product mix, the introduction of new products, and pricing. These positive impacts were partially offset by industrial inefficiencies. As a result of such factors, Equipment Operations gross margin (gross profit expressed as a percent of net sales of equipment) declined to 17.1% from 18.5% in 2007.

The company and its supply chain are actively taking steps to resolve issues raised by the increased level of market demand experienced during recent quarters. In addition, the company is taking actions to increase industrial capacity and implement corrective actions. As a result of such actions, the company fully expects a return to gross margins previously achieved.

Operating Profit

Equipment Operations operating profit (defined as net sales of equipment, less cost of goods sold, SG&A and R&D costs) increased 21% to $264 million compared to $219 million in the first quarter of 2007. The operating profit increased by $45 million as the $99 million increase in gross profit was offset, in part, by a $54 million increase in SG&A and R&D investments (including $27 million of currency).

Equipment Operations operating margin (operating profit expressed as a percent of net sales of equipment) was 6.4%, compared with 6.8% of net sales in 2007. Active management of SG&A costs and R&D investments as a percent of sales partially offset the decline in gross margin.

FINANCIAL SERVICES – First Quarter Financial Results

Financial Services operations reported net income, excluding restructuring, of $52 million, compared with net income of $65 million in the prior year. The 2007 net income figure included a gain of $24 million, net of tax, on retail asset backed securitization (“ABS”) transactions while there were no comparable transactions in 2008. Excluding the impact of ABS transactions, the base financial services business net income improved by almost 27%, reflecting the higher balances of receivables under management across every region. In April 2008, Financial Services completed its initial 2008 U.S. ABS transaction of approximately $500 million of financial assets.

NET DEBT (CASH) AND OPERATING CASH FLOW

Equipment Operations Net Debt (Cash) position (defined as total debt less cash and cash equivalents, deposits in Fiat affiliates’ cash management pools and intersegment notes receivable) was Net Cash of $206 million on March 31, 2008 compared to Net Cash of $486 million on December 31, 2007.

In the quarter, Equipment Operations Net Cash decreased by $280 million. Operating activities used $174 million of cash as cash generated from earnings and seasonal decreases in other assets and liabilities were more than offset by seasonal changes in working capital.

Equipment Operations Working Capital (defined as accounts and notes receivable, excluding intersegment notes receivable, plus inventories less accounts payable), net of currency variations, increased by $437 million in the quarter, reflecting higher sales, production levels, and the pending dividend payment to shareholders. At incurred currency rates, Equipment Operations Working Capital on March 31, 2008 was $2.53 billion, up approximately $490 million from $2.04 billion at December 31, 2007.

Equipment Operations capital expenditures were $51 million in the quarter, as the company continues to invest in increasing capacity, reducing bottlenecks, developing new products and improving its information systems.

Financial Services Net Debt increased by $1.47 billion to $9.34 billion on March 31, 2008 from $7.87 billion on December 31, 2007, driven primarily by higher levels of retail financial receivables.

FIRST QUARTER 2008 BRAND ACTIVITIES

Case Construction Equipment launched Customer Assistance Call Centers for the U.S., Canada, the UK and Ireland. In addition, Case Construction launched 69 products during the first quarter, including 30 in North America, 21 in Latin America and 18 in Europe, including new or re-powered wheel loaders, crawler dozers, loader-backhoes, telehandlers, compact excavators, skid steers and compact track loaders. In Japan, Case’s CX210 B Series Crawler Excavator earned the 18th Energy Conservation Award from the Agency for Natural Resources and Energy.

New Holland Construction Equipment launched 42 new or enhanced products worldwide during the quarter, including 15 in North America, 14 in Europe, 3 in Latin America and 10 in the international region. It launched a new B Series Loader Backhoe with a new curved boom for increased efficiency with a lower transport height, superior breakout force and a sloping flip-up hood for easier engine access and increased visibility. In North America, Kobelco introduced a new 85 ton “Super Acera” crawler excavator, expanding the top end of its product line, addressing customer’s needs for larger and more powerful applications. To reduce fuel consumption and pollution, New Holland Construction announced a new key brand initiative for Integrated Noise & Dust Reduction Cooling System technology installed in its crawler excavators.

Case IH Agricultural Equipment launched extensions in Europe to its Farmall utility tractors and Puma over-100 HP tractors. It launched a new 120-foot boom Patriot self-propelled sprayer with a 33% productivity increase over its next smaller size model, a higher-capacity line of Precision Air Cart seeding tools and new Early Riser 12 and 16 row precision planters, with the industry’s largest bulk seed hopper and its Advanced Seed Metering system consistent seed spacing and superior depth control for higher yields. Case IH also continued its North American roll out of Max ServiceSM, a customer support network working with dealers to help minimize customer downtime and maximize productivity.

New Holland Agricultural Equipment launched five new North American subcompact, compact and utility tractor product lines and four new utility tractor models in Europe. Included are new T4000 and T5000 tractors with increased power, a lower overall height profile design and lower center of gravity for more stability and better productivity with loader applications, which also incorporate the SuperSteer™ FWD axle, previously only on higher horsepower models, giving these models the tightest turning radius in the business. These new features give operators more versatility and flexibility and allow these tractors to work efficiently in areas where other tractors can not.

MARKET CONDITIONS AND FORECAST

For the full year, CNH expects the agricultural equipment market to remain above 2007 record levels with strong growth of high horsepower tractors and combines in North America and continued expansion in Western Europe, Latin America and Rest-of-World markets.

CNH expects both light and heavy construction equipment industry retail unit sales to be above 2007 levels. Increases in Latin America, Rest-of-World and Europe are expected to more than offset the decline in North America.

In summary, CNH confirms its outlook for 2008 diluted earnings per share before restructuring, net of tax, in the range of $3.30 to $3.60, compared with $2.61 for the full year 2007.

Restructuring costs, net of tax, in 2008 are now expected to be approximately $30 million primarily related to previously announced actions.

###

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

###

CNH management will hold a conference call later today to review its first quarter 2008 results. The conference call Webcast will begin at approximately 6:30 a.m. U.S. Central Time; 7:30 a.m. U.S. Eastern Time. This call can be accessed through the investor information section of the company’s Web site at www.cnh.com and is being carried by CCBN.

Forward-looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our customers’ access to credit, actions by rating agencies concerning the ratings of our debt securities and asset backed securities, risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), the results of legal proceedings (including the ultimate outcome of the consolidated arbitration proceeding pending in London before the ICC International Court of Arbitration), technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2007.

We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH Global N.V.

Revenues and Net Sales

(Unaudited)

	Three Months Ended March 31,
	2008	2007	% Change
	(In Millions)
Revenues:
Net sales
Agricultural equipment	$2,925	$2,117	38%
Construction equipment	1,174	1,124	4%

Total net sales	4,099	3,241	26%

Financial services	316	254	24%
Eliminations and other	(50)	(22)

Total revenues	$4,365	$3,473	26%

Net sales:
North America	$1,290	$1,291	0%
Western Europe	1,385	1,049	32%
Latin America	595	322	85%
Rest of World	829	579	43%

Total net sales	$4,099	$3,241	26%

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED INCOME STATEMENTS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED		EQUIPMENT OPERATIONS		FINANCIAL SERVICES
	Three Months Ended March 31,		Three Months Ended March 31,		Three Months Ended March 31,
	2008	2007	2008	2007	2008	2007
	(In Millions, except per share data)
Revenues
Net sales	$4,099	$3,241	$4,099	$3,241	$—	$—
Finance and interest income	266	232	45	39	316	254

Total	4,365	3,473	4,144	3,280	316	254

Costs and Expenses
Cost of goods sold	3,399	2,640	3,399	2,640	—	—
Selling, general and administrative	401	345	330	292	71	53
Research and development	106	90	106	90	—	—
Restructuring	18	14	18	14	—	—
Interest expense	186	141	75	73	151	90
Interest compensation to Financial Services	—	—	67	55	—	—
Other, net	90	88	62	57	16	15

Total	4,200	3,318	4,057	3,221	238	158

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	165	155	87	59	78	96
Income tax provision	63	64	33	31	30	33
Minority interest	5	5	5	5	—	—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	4	2	52	65	4	2
Equipment Operations	11	7	11	7	—	—

Net income	$112	$95	$112	$95	$52	$65

Weighted average shares outstanding:
Basic	237.2	236.4

Diluted	237.7	237.1

Basic and diluted earnings per share (“EPS”):
Basic:
EPS before restructuring, net of tax	$0.53	$0.44

EPS	$0.47	$0.40

Diluted:
EPS before restructuring, net of tax	$0.53	$0.44

EPS	$0.47	$0.40

Dividends per share	—	—

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED		EQUIPMENT OPERATIONS		FINANCIAL SERVICES
	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007
	(In Millions)
Assets
Cash and cash equivalents	$974	$1,025	$332	$405	$642	$620
Deposits in Fiat affiliates cash management pools	1,046	1,231	950	1,157	96	74
Accounts, notes receivable and other - net	12,056	10,593	1,843	1,544	10,573	9,310
Intersegment notes receivable	—	—	2,156	1,831	—	—
Inventories	4,251	3,488	4,251	3,488	—	—
Property, plant and equipment - net	1,562	1,510	1,557	1,505	5	5
Equipment on operating leases - net	518	511	—	—	518	511
Investment in Financial Services	—	—	2,160	2,099	—	—
Investments in unconsolidated affiliates	563	528	445	420	118	108
Goodwill and intangibles	3,135	3,142	2,966	2,973	169	169
Other assets	2,117	1,717	1,351	1,215	766	502

Total Assets	$26,222	$23,745	$18,011	$16,637	$12,887	$11,299

Liabilities and Equity
Short-term debt	$5,532	$4,269	$780	$728	$4,752	$3,541
Intersegment short-term debt	—	—	—	—	2,156	1,831
Accounts payable	3,469	2,907	3,561	2,989	256	161
Long-term debt	5,620	5,367	2,452	2,179	3,168	3,188
Intersegment long-term debt	—	—	—	—	—	—
Accrued and other liabilities	5,163	4,900	4,780	4,439	395	479

Total Liabilities	19,784	17,443	11,573	10,335	10,727	9,200
Equity	6,438	6,302	6,438	6,302	2,160	2,099

Total Liabilities and Equity	$26,222	$23,745	$18,011	$16,637	$12,887	$11,299

Total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable - “Net Debt / (Net Cash)”	$9,132	$7,380	$(206)	$(486)	$9,338	$7,866

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED		EQUIPMENT OPERATIONS		FINANCIAL SERVICES
	Three Months Ended March 31,		Three Months Ended March 31,		Three Months Ended March 31,
	2008	2007	2008	2007	2008	2007
	(In Millions)
Operating Activities:
Net income	$112	$95	$112	$95	$52	$65
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	85	87	61	71	24	16
Intersegment activity	—	—	(101)	23	101	(23)
Changes in operating assets and liabilities	(376)	(234)	(205)	178	(171)	(412)
Other, net	9	26	(41)	(37)	(2)	(2)

Net cash from operating activities	(170)	(26)	(174)	330	4	(356)

Investing Activities:
Expenditures for property, plant and equipment	(51)	(39)	(51)	(39)	—	—
Expenditures for equipment on operating leases	(54)	(55)	—	—	(54)	(55)
Net (additions) collections from retail receivables and related securitizations	(1,284)	(5)	—	—	(1,284)	(5)
Net (deposits in) withdrawals from Fiat affiliates cash management pools	217	(230)	235	(230)	(18)	—
Other, net	(1)	(28)	(28)	(34)	20	6

Net cash from investing activities	(1,173)	(357)	156	(303)	(1,336)	(54)

Financing Activities:
Intersegment activity	—	—	(345)	(174)	345	174
Net increase (decrease) in indebtedness	1,281	208	285	34	996	174
Dividends paid	—	—	—	—	—	—
Other, net	—	—	—	—	7	—

Net cash from financing activities	1,281	208	(60)	(140)	1,348	348

Other, net	11	14	5	4	6	10

Increase (decrease) in cash and cash equivalents	(51)	(161)	(73)	(109)	22	(52)
Cash and cash equivalents, beginning of period	1,025	1,174	405	703	620	471

Cash and cash equivalents, end of period	$974	$1,013	$332	$594	$642	$419

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	Principles of Consolidation and Basis of Presentation – The accompanying unaudited condensed consolidated financial statements and supplemental information reflect all adjustments consisting only of normal, recurring adjustments except where noted, that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V., a Netherlands corporation, and its consolidated subsidiaries (“CNH” or the “Company”) in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by U.S. GAAP or the rules of the Securities and Exchange Commission (“SEC”) for complete annual or interim period financial statements. These financial statements should therefore be read in conjunction with the audited, consolidated financial statements and notes thereto for the year ended December 31, 2007 included in the Company’s Annual Report on Form 20-F filed with the SEC on March 5, 2008.

CNH is controlled by Fiat Netherlands Holding N.V., a wholly owned subsidiary of Fiat S.p.A. (“Fiat”). As of March 31, 2008, Fiat owned approximately 89% of CNH’s outstanding common shares.

The condensed consolidated financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method of accounting. The supplemental financial information captioned “Financial Services” reflects the combination of CNH’s financial services businesses.

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

2.	Recent Accounting Developments – As of the beginning of 2008, CNH adopted Statement of Financial Accounting Standards (“SFAS”) No. 157 “Fair Values Measurements” (“SFAS No. 157”) and No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), except as SFAS No. 157 applies to nonfinancial assets and nonfinancial liabilities.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, which defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. In February 2008, the FASB issued FSP No. FAS 157-2, which delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially deferred the effective date of Statement 157 to fiscal years beginning after November 15, 2008. The partial adoption of SFAS No. 157 on January 1, 2008, did not have a material impact to CNH’s financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, which permits an entity to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in income at each subsequent reporting date. This standard also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The adoption of SFAS No. 159 on January 1, 2008, did not have an impact to CNH’s financial position and results of operations, as the Company did not elect the fair value option for eligible items.

3.	Stock-Based Compensation Plans – Stock-based compensation consists of stock options and performance-based shares that have been granted under the CNH Outside Directors’ Compensation Plan and the CNH Equity Incentive Plan. CNH recognized pre-tax stock-based compensation costs in the amount of approximately $7.5 million and $4.7 million for the three months ended March 31, 2008 and 2007, respectively. During the three months ended March 31, 2008, CNH did not grant any significant new awards.

4.	Accounts and Notes Receivable – In CNH’s receivable securitization programs, certain retail and wholesale finance receivables are sold and therefore are not included in the Company’s consolidated balance sheets.

The amounts outstanding under these retail programs were $3.9 billion and $4.6 billion at March 31, 2008 and December 31, 2007 respectively. In addition to the retail securitization programs, certain subsidiaries of CNH securitized or discounted wholesale receivables and sold such receivables without recourse to Qualifying Special Purpose Entities. As of March 31, 2008 and December 31, 2007, $2.2 billion and $2.3 billion, respectively, remained outstanding under these programs.

During April 2008, CNH securitized $498 million of retail notes to the U.S. asset backed securitization market at a loss of $1.5 million.

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

5.	Inventories – Inventories as of March 31, 2008 and December 31, 2007 consist of the following:

	March 31, 2008	December 31, 2007
	(in millions)
Raw materials	$989	$890
Work-in-process	472	333
Finished goods and parts	2,790	2,265

Total Inventories	$4,251	$3,488

6.	Goodwill and Other Intangibles – The following table sets forth changes in goodwill and other intangibles for the three months ended March 31, 2008:

	Balance at December 31, 2007	Amortization	Foreign Currency Translation and Other	Balance at March 31, 2008
	(in millions)
Goodwill	$2,382	$—	$(8)	$2,374
Intangibles	760	(13)	14	761

Total Goodwill and Other Intangibles	$3,142	$(13)	$6	$3,135

As of March 31, 2008 and December 31, 2007, the Company’s other intangible assets and related accumulated amortization consisted of the following:

	Weighted Average Life	March 31, 2008			December 31, 2007
		Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
		(in millions)
Intangible assets subject to amortization:
Engineering drawings	20	$389	$192	$197	$391	$186	$205
Dealer network	25	216	72	144	216	70	146
Software	5	333	218	115	318	207	111
Other	10-30	58	25	33	49	23	26

		996	507	489	974	486	488

Intangible assets not subject to amortization:
Trademarks		272	—	272	272	—	272

Total other intangibles		$1,268	$507	$761	$1,246	$486	$760

CNH recorded amortization expense of approximately $13 million for the three months ended March 31, 2008 and $69 million for the year ended December 31, 2007. Based on the current amount of other intangible assets subject to amortization, the estimated amortization expense for each of the years 2008 to 2012 is approximately $70 million.

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

7.	Debt – The following table sets forth total debt and total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable (“Net Debt (Cash)”) as of March 31, 2008 and December 31, 2007:

	Consolidated		Equipment Operations		Financial Services
	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007
	(in millions)
Short-term debt:
With Fiat affiliates	$3,307	$2,562	$577	$263	$2,730	$2,299
Other	2,225	1,707	203	465	2,022	1,242
Intersegment	—	—	—	—	2,156	1,831

Total short-term debt	5,532	4,269	780	728	6,908	5,372

Long-term debt:
With Fiat affiliates	1,785	1,668	800	800	985	868
Other	3,835	3,699	1,652	1,379	2,183	2,320
Intersegment	—	—	—	—	—	—

Total long-term debt	5,620	5,367	2,452	2,179	3,168	3,188

Total debt:
With Fiat affiliates	5,092	4,230	1,377	1,063	3,715	3,167
Other	6,060	5,406	1,855	1,844	4,205	3,562
Intersegment	—	—	—	—	2,156	1,831

Total debt	11,152	9,636	3,232	2,907	10,076	8,560

Less:
Cash and cash equivalents	974	1,025	332	405	642	620
Deposits in Fiat affiliates cash management pools	1,046	1,231	950	1,157	96	74
Intersegment notes receivable	—	—	2,156	1,831	—	—

Net debt (cash)	$9,132	$7,380	$(206)	$(486)	$9,338	$7,866

At March 31, 2008, CNH had approximately $3.4 billion available under $10.3 billion total lines of credit and asset-backed facilities.

CNH participates in Fiat affiliates cash management pools with other Fiat affiliates. Amounts deposited with Fiat affiliates as part of the Fiat cash management system are repayable to CNH upon one business day’s notice. To the extent that Fiat affiliates are unable to return any such amounts upon one business day’s notice, and in the event of a bankruptcy or insolvency of Fiat, CNH may be unable to secure the return of such funds, and CNH may be viewed as a creditor of such Fiat entity with respect to such funds. There is no assurance that the future operations of the Fiat cash management system may not adversely impact CNH’s ability to recover its funds to the extent one or more of the above described events were to occur.

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

8.	Income Taxes – For the three months ended March 31, 2008 and 2007, effective income tax rates were 38.2% and 41.3%, respectively. For 2008 and 2007, tax rates differ from the Netherlands statutory rate of 25.5% due primarily to higher tax rates in certain jurisdictions, tax credits and incentives, provisioning of unrecognized tax benefits, utilization of tax losses in certain jurisdictions where no tax benefit was previously recognized and the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized.

The Company is engaged in competent authority proceedings at March 31, 2008. The Company anticipates reaching a settlement with competent authority within the next twelve months that may result in a tax deficiency assessment for which there should be correlative relief under competent authority. The potential tax deficiency assessment could have a net effect on cash flows in the range of $55 million to $60 million. The Company has provided for the unrecognized tax benefits and related competent authority recovery under FIN 48. The Company does not believe that the resolution of the competent authority proceedings will have a material adverse effect on the results of operation.

9.	Restructuring – During the three months ended March 31, 2008 and 2007, CNH recognized expense of approximately $18 million and $14 million, respectively. Restructuring expense in the first quarter of 2008 primarily relates to severance and other costs incurred due to headcount reductions and plant closures. During the three months ended March 31, 2008 and 2007, CNH recorded cash utilization of approximately $15 million and $18 million, respectively. Cash utilization recorded in the first quarter of 2008 primarily represents payments of involuntary employee severance costs and costs related to the closing of facilities.

10.	Commitments and Contingencies – CNH pays for warranty costs and the cost of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity as of and for the three months ended March 31, 2008 for this commitment is as follows:

Amount
(in millions)
Balance at January 1, 2008	$297
Current year provision	97
Claims paid and other adjustments	(78)

Balance at March 31, 2008	$316

Certain of the Company’s Brazilian subsidiaries are awaiting a decision regarding the appropriateness of the enactment and/or assessment basis of a value added tax (“Cofins”) introduced in 1999. CNH expects to continue to pursue favorable judicial decisions and final administrative approval for Cofins refund claims from the Brazilian tax authorities for certain of its Brazilian subsidiaries.

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

On September 21, 2007, the Company submitted a response in a consolidated arbitration proceeding (the “Arbitration”) pending in London before the ICC International Court of Arbitration. The Arbitration arose under a Services Agreement between CNH and PGN Logistics Ltd (“PGN”), pursuant to which PGN provided specified logistics services for certain of the Company’s subsidiaries in Europe. The dispute arose following CNH’s termination of the Services Agreement in January 2005 and involves CNH’s right to terminate (based upon alleged breach of contract and illegal activities) as well as invoices under the Services Agreement that were disputed by CNH and unpaid. The Tribunal in the Arbitration issued a partial decision on liability issues, finding, among other things, that CNH was not permitted to terminate the Services Agreement and that PGN was entitled in principle to recover amounts properly owed to it at the time of termination as well as additional damages that PGN may establish it has suffered for lost profits.

The hearing on damages was held on October 8-9, 2007. Prior to the damages hearing, the Company paid to PGN approximately £27.4 million ($55 million, of which $42 million was classified as restructuring) which represented payment of claims which the Tribunal held CNH was responsible for and with respect to which CNH did not have an objection as to amount. At the damages hearing PGN advanced a variety of theories purporting to substantiate damages for lost profits and other items. On February 4, 2008, the Tribunal issued its damages award. Pursuant to the award, the Tribunal, among other things, required CNH to pay certain invoices, compensate PGN for lost future profits under the Services Agreement and bear a portion of the costs incurred in connection with the dispute and the Arbitration. While certain calculations remain to be made, CNH estimates that the aggregate amount to be paid under the damages award will not exceed $35 million. The Company believes its reserves are adequate to cover the ultimate amount payable. The Tribunal dismissed all of PGN’s claims other than those included in the damages award.

11.	Shareholders’ Equity – Shareholders approved a dividend of $0.50 per common share at the Annual General Meeting on March 20, 2008. The dividend was paid on April 15, 2008 to shareholders of record at the close of business on April 4, 2008.

As of March 31, 2008, CNH had 237.3 million common shares outstanding.

12.	Earnings per Share –The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations for the three months ended March 31, 2008 and 2007:

	Three Months Ended March 31,
	2008	2007
	(in millions, except per share data)
Basic:
Net income	$112	$95

Weighted average common shares outstanding - basic	237.2	236.4

Basic earnings per share	$0.47	$0.40

Diluted:
Net income	$112	$95

Weighted average common shares outstanding - basic	237.2	236.4
Effect of dilutive securities (when dilutive):
Stock compensation plans	0.5	0.7

Weighted average common shares outstanding - dilutive	237.7	237.1

Diluted earnings per share	$0.47	$0.40

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

13.	Comprehensive Income (Loss) – The components of comprehensive income (loss) for the three months ended March 31, 2008 and 2007 are as follows:

	Three Months Ended March 31,
	2008	2007
	(in millions)
Net income	$112	$95
Other comprehensive income, net of tax
Cumulative translation adjustment	118	33
Deferred gains (losses) on derivative financial instruments	23	(11)
Unrealized gains (losses) on retained interests in securitization transactions	(2)	(2)
Minimum pension liability adjustment	(4)	(1)

Comprehensive net income	$247	$114

14.	Segment Information – CNH has three reportable operating segments: Agricultural Equipment, Construction Equipment and Financial Services.

A reconciliation from consolidated trading profit reported to Fiat under International Financial Reporting Standards and International Accounting Standards (collectively “IFRS”) to income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP for the three months ended March 31, 2008 and 2007 is as follows:

	Three Months Ended March 31,
	2008	2007
	(in millions)
Trading profit reported to Fiat under IFRS	$296	$248
Adjustments to convert from trading profit under IFRS to U.S. GAAP income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates:
Accounting for employee benefit plans	(11)	(13)
Accounting for intangible assets, primarily product development costs	(11)	(12)
Restructuring	(18)	(14)
Net financial expense	(72)	(60)
Accounting for receivable securitizations and other	(19)	6

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$165	$155

The following summarizes trading profit under IFRS by segment:

	Three Months Ended March 31,
	2008	2007
	(in millions)
Agricultural Equipment	$196	$97
Construction Equipment	5	64
Financial Services	95	87

Trading profit under IFRS	$296	$248

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

15.	Reconciliation of Non-GAAP Financial Measures – CNH, in its quarterly press release announcing results, utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP. An explanation and reconciliation of the measures to U.S. GAAP follows.

Net Income Before Restructuring and Earnings Per Share Before Restructuring, Net of Tax

CNH defines net income before restructuring, net of tax, as U.S. GAAP net income, less U.S. GAAP restructuring charges, net of tax applicable to the restructuring charges.

The following table reconciles net income to net income before restructuring, net of tax and the related pro-forma computation of earnings per share:

	Three Months Ended March 31,
	2008	2007
	(in millions, except per share data)
Basic:
Net income	$112	$95

Restructuring, net of tax:
Restructuring	18	14
Tax benefit	(5)	(4)

Restructuring, net of tax	13	10

Net income before restructuring, net of tax	$125	$105

Weighted average common shares outstanding - basic	237.2	236.4

Basic earnings per share before restructuring, net of tax	$0.53	$0.44

Diluted:
Net income before restructuring, net of tax	$125	$105

Weighted average common shares outstanding - basic	237.2	236.4
Effect of dilutive securities (when dilutive):
Stock compensation plans	0.5	0.7

Weighted average common shares outstanding - dilutive	237.7	237.1

Diluted earnings per share before restructuring, net of tax	$0.53	$0.44

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

Equipment Operations Gross and Operating Profit

CNH defines Equipment Operations gross profit as net sales of equipment less costs classified as cost of goods sold. CNH defines Equipment Operations operating profit as gross profit less costs classified as selling, general and administrative and research and development costs. The following table summarizes the computation of Equipment Operations gross and operating profit.

	Three Months Ended March 31,
	2008		2007
	(in millions)
Net sales	$4,099	100.0%	$3,241	100.0%
Less:
Cost of goods sold	3,399	82.9%	2,640	81.5%

Equipment Operations gross profit	700	17.1%	601	18.5%
Less:
Selling, general and administrative	330	8.1%	292	9.0%
Research and development	106	2.6%	90	2.8%

Equipment Operations operating profit	$264	6.4%	$219	6.8%

CNH defines Equipment Operations gross margin as gross profit as a percent of net sales of equipment. CNH defines Equipment Operations operating margin as operating profit as a percent of net sales of equipment.

Net Debt

Net Debt (Cash) is defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable. The calculation of Net Debt (Cash) is shown below:

	Equipment Operations		Financial Services
	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007
	(in millions)
Total Debt	$3,232	$2,907	$10,076	$8,560
Less:
Cash and cash equivalents	332	405	642	620
Deposits in Fiat affiliates cash management pools	950	1,157	96	74
Intersegment notes receivables	2,156	1,831	—	—

Net Debt (Cash)	$(206)	$(486)	$9,338	$7,866

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

Working Capital

Equipment Operations working capital is defined as accounts and notes receivable and other-net, excluding intersegment notes receivable, plus inventories less accounts payable. The U.S. dollar computation of working capital, as defined, is impacted by foreign exchange (FX) rate movements. To demonstrate the impact of these movements, we have computed working capital as of March 31, 2008 using December 31, 2007 exchange rates.

The calculation of Equipment Operations working capital is shown below:

	March 31, 2008	March 31, 2008 at December 31, 2007 FX Rates	December 31, 2007	March 31, 2007
	(in millions)
Accounts, notes receivable and other – net – Third Party	$1,642	$1,590	$1,438	$1,310
Accounts, notes receivable and other – net – Intersegment	201	205	106	31

Accounts, notes receivable and other – net – Total	1,843	1,795	1,544	1,341

Inventories	4,251	4,105	3,488	3,037

Accounts payable – Third party	(3,406)	(3,269)	(2,838)	(2,171)
Accounts payable – Intersegment	(155)	(151)	(151)	(131)

Accounts payable – Total	(3,561)	(3,420)	(2,989)	(2,302)

Working Capital	$2,533	$2,480	$2,043	$2,076